INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CE Franklin Ltd. (the "Corporation" or "CE Franklin") to be voted at the Annual General Meeting (the "Meeting") of the holders ("Shareholders or CE Franklin Shareholders") of common shares ("Common Shares or CE Franklin Shares") of the Corporation to be held on Tuesday, April 27, 2010 at 2:30 p.m. (Calgary time) in Cardium Rooms A and B at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.  The solicitation is intended to be primarily by mail; however, proxies may also be solicited by telephone, facsimile transmission and other electronic means, or in person.  The cost of solicitation will be borne by the Corporation.  Except where otherwise stated, the information contained herein is given as of the 11th day of February, 2010.

RECORD DATE

The record date for the determination of CE Franklin Shareholders entitled to receive notice of and to vote at the Meeting is March 9, 2010.  CE Franklin Shareholders whose names have been entered in the share register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of the shareholder's shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the Meeting, to be included in the list of CE Franklin Shareholders eligible to vote at the Meeting, said transferee will be entitled to vote those shares at the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the Shareholders who appoint them.  A Shareholder has the right to appoint a nominee other than the persons designated in the enclosed form of proxy to represent him at the Meeting by inserting the name of his chosen nominee (who need not be a Shareholder) in the space provided for that purpose on the form or by completing another proper form of proxy.  Such a Shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the Shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the Shareholder or his attorney authorized in writing, a copy of which authorization should accompany the proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and deposited at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, fax (866) 249-7775 at least twenty forty eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta).

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing executed by the registered Shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.

VOTING OF PROXIES

Each Shareholder may instruct his proxy how to vote his shares by completing the blanks on the form of proxy. Shares represented by properly executed forms of proxy will be voted or withheld from voting in accordance with the instructions or choices made on the forms of proxy on any vote or ballot that may be called for.  In the absence of such instructions or choices, such shares will be voted FOR all matters set out in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting of Shareholders and with respect to any other matters which may properly come before the Meeting.  The shares represented by the form of proxy will be voted on such matters in accordance with the best judgment of the person voting such shares.  At the time of printing this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

BENEFICIAL CE FRANKLIN SHAREHOLDERS

The information set forth in this section is of significant importance to many CE Franklin Shareholders, as a substantial number of CE Franklin Shareholders do not hold CE Franklin Shares in their own name.  CE Franklin Shareholders who do not hold CE Franklin Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by CE Franklin Shareholders whose names appear on the records of CE Franklin as the registered holders of CE Franklin Shares can be recognized and acted upon at the Meeting.  If CE Franklin Shares are listed in an account statement provided to a CE Franklin Shareholder by a broker, then, in almost all cases, those shares will not be registered in the CE Franklin Shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the names of the CE Franklin Shareholder's broker or an agent of that broker.  In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms).  CE Franklin Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting CE Franklin Shares for the brokers’ clients.

If the form of proxy was received by a CE Franklin Shareholder, unsigned, from an intermediary holding CE Franklin Shares on behalf of a CE Franklin Shareholder, the signed proxy must be returned to such intermediary so that the intermediary can vote the CE Franklin Shares on the CE Franklin Shareholder's behalf.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the applicable Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by CE Franklin.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the applicable meeting.  A Beneficial Shareholder receiving a Broadridge proxy cannot use that proxy to vote CE Franklin shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the CE Franklin Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered CE Franklin Shareholder and vote the shares in that capacity.

Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Corporation (the "Board") has fixed March 9, 2010 as the record date for determining Shareholders entitled to receive notice of the Meeting.  A person shown as a Shareholder of record on March 9, 2010 will be entitled to vote the shares then registered in such Shareholder's name, except to the extent that (a) the Shareholder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands not later than ten days before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

As at February 11, 2010, the Corporation had issued and outstanding 17,566,850 Common Shares, each such share entitling the holder to one vote in respect of each share held.  To the knowledge of the Corporation’s directors and officers, after reasonable inquiry, no person or group of persons beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares, except as specified below:

Name	Number of CE Franklin Shares	Percentage of CE Franklin Shares
Smith International, Inc. ("Smith")	9,729,582	55%

BUSINESS TO BE ACTED UPON AT THE MEETING

RECEIPT OF DECEMBER 31, 2009 FINANCIAL STATEMENTS

The audited financial statements for the financial year ended December 31, 2009 (the "Financial Statements") of CE Franklin have been mailed to all registered Shareholders and to those Beneficial Shareholders that had requested to receive them. The Financial Statements, together with the annual report of the Corporation for the year ended December 31, 2009 are available on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system at the United States Securities and Exchange Commission’s  ("SEC") website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

The Board presently consists of seven directors, two of whom will not be standing for re-election at the Meeting (David A. Dyck and Victor J. Stobbe – see “Board Structure and Composition” on page 22 of this Information Circular). Shareholders will be asked at the Meeting to pass a resolution electing six directors.  The Board may appoint an additional director subsequent to the Meeting. The term of office of the directors expires upon the end of the next annual meeting of shareholders or upon the election of their successors.  The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the election of the nominees set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director; however, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

Information is given below with respect to each nominee for election as a director.

Robert McClinton Age: 60 Calgary, Alberta, Canada Independent Board Chair
Director Since:	May 2, 2006
Principal Occupation:	Business Consultant

Board/Committees:

Board Chair (since April 2008)

Audit Committee

Corporate Governance and Nominating Committee

Compensation Committee (ex-officio voting member)

Quality, Health, Safety and Environment Committee (ex-officio voting member)

Business Experience:

Robert McClinton, a Chartered Accountant, has been an independent business consultant since April 2005. From September 2007 to October 2008, he served as Chief Financial Officer of CEP International Petroleum Ltd., a private company. Mr. McClinton was a major shareholder and President & CEO of BMP Energy Systems ("BMP") from 1992 to 2005, when BMP was sold to a public company. During the 10 years prior to joining BMP, Mr. McClinton served as director and senior financial officer of Canadian Turbo Inc. He began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. Mr. McClinton is a member of the Alberta and Canadian Institute of Chartered Accountants, Financial Executives International and the Institute of Corporate Directors (“ICD”).

Other Public Board Directorships:	CriticalControl Solutions Corp.
►Member of the Audit Committee Petrokamchatka Plc. ►Member of the Audit and Compensation committees
2009 Total Director Compensation(1):	$142,750
Common Shares Held(2): Deferred Share Units Held(3):	Nil 26,246 valued at $165,350
2009 Board Meeting Attendance(4):	5 of 5 or 100%
Michael J.C. Hogan Age: 53 Calgary, Alberta, Canada Independent Director
Director Since:	May 2, 2006
Principal Occupation:	Business Consultant

Board Committees:	Corporate Governance and Nominating Committee (Chair) Quality, Health, Safety and Environment Committee

Business Experience:

Michael Hogan is a Professional Engineer and a 30 year veteran of the electric power industry. He is President and CEO of Enact Power Ltd., which provides business development support to companies pursuing electric power investment in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and CEO of SaskPower Commercial Inc., the international development arm of SaskPower. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA) and the ICD. Mr. Hogan has also completed the Director Education Program and holds the ICD designation.

Other Public Board Directorships:	None
2009 Total Director Compensation(1):	$107,500
Common Shares Held(2): Deferred Share Units Held(3):	Nil 25,292 valued at $159,340
2009 Board Meeting Attendance(4):	5 of 5 or 100%

John J. Kennedy Age: 57 Houston, Texas, United States Non-Independent Director
Director Since:	July 14, 1999
Principal Occupation:	President and CEO of Wilson, the distribution unit of Smith

Board Committees:	Compensation Committee Quality, Health, Safety and Environment Committee (Chair)

Business Experience:

John Kennedy previously was Senior Vice-President and CFO of Smith. He has worked in the energy industry for over 29 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in both the United Kingdom and Unites States, including the Energy Institute, the Association of Corporate Treasurers, the ICD, and is a member of the board of directors of the Petroleum Equipment Supplier Association.

Other Public Board Directorships:	None

2009 Total Director Compensation(1):	Nil
Common Shares Held(2): Deferred Share Units Held(3):	Nil Nil
2009 Board Meeting Attendance(4):	4 of 5 or 80%

Donald McKenzie Age: 60 Houston, Texas, United States Non-Independent Director
Director Since:	March 19, 2008
Principal Occupation:	Advisor to the CEO, President and COO of Smith

Board Committees:	Corporate Governance and Nominating Committee Quality, Health, Safety and Environment Committee

Business Experience:

Donald McKenzie retired as President and CEO of M-I SWACO, a subsidiary of Smith, on January 1, 2009 and has taken on the role as advisor to the CEO, President and COO of Smith. Mr. McKenzie joined Smith over 20 years ago as regional Vice-President, Europe & Africa and has held increasingly senior positions with the Smith group of companies. Prior to joining Smith, he served as President of Dailey Petroleum Services Corp. Mr. McKenzie is a member of the Society of Petroleum Engineers, the International Association of Drilling Contractors and the ICD.

Other Public Board Directorships:	None

2009 Total Director Compensation(1):	Nil
Common Shares Held(2): Deferred Share Units Held(3):	Nil Nil
2009 Board Meeting Attendance(4):	5 of 5 or 100%

Keith S. Turnbull Age: 60 Calgary, Alberta, Canada Independent Director
Director Since:	Nominee
Principal Occupation:	Retired

Board Committees:	N/A

Business Experience:

Keith Turnbull retired as Partner of KPMG LLP (“KPMG”), (an audit, tax and advisory firm), on December 31, 2009, after nearly 30 years of service. Mr. Turnbull is a member of the Alberta and Canadian Institute of Chartered Accountants and the ICD.

Other Public Board Directorships:	None

2009 Total Director Compensation(1):	N/A
Common Shares Held(2): Deferred Share Units Held(3): Stock Options Held:	None N/A N/A
2009 Board Meeting Attendance(4):	N/A

Michael S. West Age: 47 Calgary, Alberta, Canada Non-Independent Director
Director Since:	January 15, 2002
Principal Occupation:	President and CEO of CE Franklin

Board Committees:	None

Business Experience:

Michael West also served as Chairman of the Board of CE Franklin from December 2003 to April 2008. Mr. West held executive positions in the oilfield supply and distribution business for the past 12 years.  Prior thereto, he worked for 11 years in various capacities in the automotive aftermarkets industry. Mr. West is a member of the ICD.

Other Public Board Directorships:	None

2009 Total Director Compensation(1):	Nil
Common Shares Held(2): Deferred Share Units Held(3): Stock Options Held: Restricted Share Units Held(3): Performance Share Units Held(3)	37,567 N/A 249,419 83,467 18,412
2009 Board Meeting Attendance(4):	5 of 5 or 100%

Notes:

(1)

For details of the 2009 director compensation, see "2009 Independent Directors Summary Compensation Table" on page 15.

(2)

The information as to the number of Common Shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(3)

For details of the Share Unit plan and the Deferred Share Unit plan, see pages 13 and 18, respectively. The value of the Deferred Share Units was determined using the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on February 11, 2010, which was $6.30.

(4)

For details of the 2009 Board and Committee meeting attendance, see "Meeting Attendance" on page 19.

APPOINTMENT OF AUDITORS

The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed, at a remuneration to be fixed by the board of directors.  PricewaterhouseCoopers LLP or its predecessor, Coopers & Lybrand, has been the auditors of the Corporation since February 1993.

The following table summarizes the total fees paid to PricewaterhouseCoopers LLP, the external auditor of the Corporation, for the years ended December 31, 2009 and 2008.

Year-Ended December 31,	2009	2008
Audit fees(1)	$521,850	$536,600
Audit related fees(2)	15,000	10,000
Tax fees(3)	--	37,500
All other fees	--	--
	$536,850	$584,100

Notes:

 (1)

Audit fees include professional services for the audit of the annual financial statements and internal control over financial reporting, review of quarterly financial statements and annual filing documents.  The Audit Committee approved 100% of these fees.

(2)

Audit related fees include consultation regarding accounting and financial reporting standards.  The Audit Committee approved 100% of these fees.

(3)

Tax fees include professional services with respect to reviewing tax returns, tax advice and tax planning.  The Audit Committee approved 100% of these fees.

The Corporation’s audit committee policy states all auditing services and non-audit services provided to the Corporation by the Corporation’s auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Corporation.

EXECUTIVE COMPENSATION

Compensation Committee

The Compensation Committee has oversight responsibility in relation to human resources and compensation matters at CE Franklin.  The Compensation Committee is composed of two independent directors, being David A. Dyck (Chair) and Victor J. Stobbe; and John J. Kennedy, who is a representative of Smith.  In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member.

The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy and recommending compensation for the President and CEO (the “CEO”) and the executive officers. The Compensation Committee also approves the terms and granting of stock options, RSUs and PSUs (as defined herein) to the executive officers and employees of the Corporation. The mandate of the Compensation Committee is posted on the Corporation’s website at www.cefranklin.com.

The Compensation Committee met five times during 2009 and held “in-camera” sessions without the presence of management at each meeting.

Compensation Consultant

The Compensation Committee engaged Mercer (Canada) Limited (“Mercer”) during 2009 to provide analysis and advice on executive compensation matters.  This support has consisted of (i) the provision of general market observations with respect to market trends and issues, (ii) the provision of advice on the use of benchmark data gathered in 2008, and (iii) attendance at Compensation Committee meetings to review market trends and issues and present market analysis. The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

The Corporation paid Mercer a fee of $39,000 in respect of services performed in 2009.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Principles and Objectives

The objectives of the Corporation's compensation program are to (a) align the executives' interests with those of Shareholders; (b) provide market based compensation that is sufficient to attract, retain and reward a high calibre management team; (c) provide the opportunity to earn total compensation that is commensurately above or below average when the Corporation’s performance varies from expectations; and (d) generate company-wide collaboration and superior performance results.

Compensation Program Design

The Corporation utilizes a "pay-for-performance" approach to compensation. Actual rewards are directly linked to the business goals and results of the Corporation. These include financial and non-financial performance measures which are aligned with shareholder interests.

All elements of the Corporation’s compensation plan are intended to attract, retain and align executive performance to shareholder’s interests. The compensation plan is composed of:

➢

base salary and benefits;

➢

short-term cash bonus plan; and

➢

mid-term and long-term incentive plans.

Mid and long-term incentive plans are comprised of share-based compensation, thereby directly aligning executive interests with those of Shareholders.

The Corporation provides a significant proportion of pay at risk through short-term cash bonus and medium and long-term incentives. The actual compensation mix varies by executive level. Generally, the higher the level of responsibility, the greater the proportion of total target compensation that is variable or at risk.

For 2009, approximate target compensation components for the executive officers consisted of:

	Fixed Compensation	Variable or “At Risk” Compensation
Position	Base Salary	Short-Term Cash Bonus	Medium and Long-Term Incentives	Total Pay At-Risk
CEO	30%	25%	45%	70%
Vice President and CFO	35%	20%	45%	65%
Other Executive Officers	50%	20%	30%	50%

Compensation Review Process and Benchmarking

Compensation philosophy and programs are reviewed by the Compensation Committee on an annual basis to (a) assess their competiveness, (b) be satisfied that they continue to meet the Corporation’s compensation objectives, and (c) improve its overall ability to recruit, retain, and motivate high-performing employees in light of changing market conditions, the Corporation’s growth profile and its evolving strategies and goals.

The total compensation level and plan design versus marketplace as defined by a peer group is reviewed for each position by Mercer through a bi-annual executive total compensation analysis, or as required due to marketplace or job design changes.  On an annual basis, compensation levels and plan design are reviewed by the Compensation Committee in the fall.  Formulaic elements of the plan can be adjusted as required to achieve responsible and sustainable executive compensation. Changes or adjustments to plan design are identified to enable management to prepare a proposed Executive Compensation Plan for the coming year, to be approved by the Board in December.

The peer group is comprised of Canadian industrial suppliers, Calgary-based organizations of comparable size and region-specific retailers in local and national markets. This data is augmented, as required, with survey and/or proxy data from other public, comparably sized organizations in the oil and gas industry for executive positions.  Compensation data from CE Franklin’s direct competitors is not publicly available. As part of the bi-annual executive total compensation analysis conducted in the fall of 2008, the Corporation’s executive peer group was updated, as recommended by Mercer, to include 17 companies:

Wajax Ltd.

Mullen Transportation Inc.

BFI Canada Income Fund

Trican Oilwell Service Company Ltd.

ATS Automation

North American Energy Partners

Eveready Income Fund

Newalta Income Fund

Calfrac Well Services Ltd.

Marsulex Inc.

Tree Island Wire Income Fund

Petrowest Energy Services Trust

Total Energy Services Ltd.

Pure Energy Services Ltd.

Essential Energy Services Trust

Peak Energy Services Ltd.

Enerflex System Ltd.

The CEO annually assesses the individual performance and development of each executive officer and recommends the appropriate compensation target levels for each individual. Total compensation target levels for the coming year are established based on:

➢

individual performance and contribution;

➢

strategic value to the Corporation’s future plans and compensation history; and

➢

relative level of total compensation compared to marketplace.

The Compensation Committee reviews these recommendations and recommends to the Board the approval of the total compensation package for the executive officers. For the CEO, the Compensation Committee receives and reviews the results of the performance assessment established by the Corporate Governance and Nominating Committee and supported by the Board. The Compensation Committee then recommends to the Board for their review, discussion and approval, the compensation package payable to the CEO. For 2009, the CEO performance was assessed against the following financial and operational targets and key objectives:

Financial/Operational Targets	on revenue, earnings per share (“EPS”), return on net assets (“RONA”) and safety measures, based on annual budget, business plans and safety reports
Key Objectives	on progress made with respect to strategic initiatives, as established by the five year strategic plan on leadership performance, including management team development and succession planning

Note:

In general, the achievement of financial and operational targets is given more significant weighting than the realization of key objectives.

Elements of 2009 Executive Compensation

During 2009, the Corporation's compensation arrangements for senior executives, including the CEO, the Vice-President and Chief Financial Officer ("CFO"), and the next three most highly compensated executive officers who were serving in such capacities at December 31, 2009, collectively, the Named Executive Officers (the "NEOs"), consisted of a combination of (a) base salary, (b) short-term incentives (cash bonus), and (c) mid-term and long-term incentives.

Base Salaries

Base salaries are reviewed annually. Actual salary levels reflect general market conditions, peer group base compensation generally targeted at the median, level of responsibility, experience, expertise and accountability within the Corporation, as well as subjective factors such as the executive’s performance in a variety of areas, including leadership, commitment and ability to motivate others. Base salaries are also compared to other employees and senior executives to assess internal equity. Base compensation levels have been unchanged since 2007. In January of 2008, in support of the Corporation’s business plan, each senior executive volunteered to take a $10,000 base salary roll back ($30,000 for the CEO) to reduce operating expenses and retain staff in light of the challenging industry demand profile, then anticipated to prevail for 2008. In early 2009, salaries were re-instated to levels prior to the 2008 roll back.  In April of 2009, to mitigate the effects of the economic downturn, CE Franklin established a furlough program, requiring all employees, including the NEO’s, to take one day off per month without pay. The furlough program created employee cost consciousness, saved labour costs and united the Corporation in its effort to preserve jobs. The impact of the furlough program on the 2009 base salaries for the NEO’s resulted in a reduction of approximately 3.8%.

Perquisites and Personal Benefits: Benefit plans provided by the Corporation include group life, health and medical, pension (RRSP) contributions and other benefits that are available to all salaried employees to support their health and well-being. These plans are reviewed periodically to ensure that they continue to meet the needs of the Corporation’s employees and that benefits remain competitive.  Perquisites are applied according to business need and marketplace comparison of job class compensation plan matching, provided they are cost effective and assist employees in carrying out their duties effectively.

Short-Term Cash Bonus Plan

Since 2005, EPS, inventory turns and accounts receivable days sales outstanding (“DSO”) have been the central measures used to determine payouts under the Short-Term Cash Bonus Plan (“STIP”) for the executive officers. Safety and other measures have periodically been included to achieve specific results. These measures have been central to the STIP, as they are critical measures which indicate CE Franklin’s performance.

  For 2009, the following STIP measures and weightings were established:

➢

50% linked to EPS performance

➢

25% linked to inventory turn(1) performance

➢

25% linked to DSO(1) performance.

Note:

(1)

Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.

STIP payouts for all measures were capped at two times target STIP percentage of salary for each NEO (subject to an overall maximum STI payout for all employees of 20% of before-tax profit). The target EPS for 2009 at $0.53 was at budget and a graduated payout band of plus or minus 30% of target was established. For DSO and inventory turns, the graduated payout band was set at plus or minus 10% of budget.

The Corporation’s basic EPS for 2009 at $0.36 was more than 30% below the 2009 target of $0.53.  Inventory turn target of 4.7 corporate-wide turns was not met at 3.2 turns. DSO performance at 53 exceeded the target of 57 days.  The 2009 STIP payout for each NEO paid in February of 2010 was based on this program and adjusted for discretionary circumstances other than for the CEO and CFO. (See "Summary Compensation Table").

The NEOs continue to be eligible for the STIP program, which is reviewed by the Compensation Committee on an annual basis with targets established based on the Corporation’s annual operating objectives and business plans.

Mid-term and Long-term Incentives: Option-based and Share-based Awards

In late 2008, the option and share-based plans were redeveloped by management with the assistance of Mercer, based on the recommendations of the Compensation Committee and approved by the Board of Directors in January, 2009.  The Corporation’s mid and long-term incentive plans ("LTIP") are comprised of (a) stock options ("Options"), (b) restricted share unit ("RSU") awards, and (c) performance share unit (“PSU”) awards which are focused on medium and long-term performance, retention and alignment of executive’s interests with those of the Shareholders.

Annual option and share-based target awards for each executive, including the NEOs (other than for the CEO) are established by the CEO based on (a) principles of external competitiveness, (b) strategic contribution [the executive’s performance] in the prior year, and (c) recognition of future potential.  Target awards are reviewed and recommended to the Board for approval by the Compensation Committee. The CEO’s option and share-based awards are determined by the Compensation Committee after consideration of the performance evaluation report received from the Corporate Governance and Nominating Committee. The Compensation Committee further considers, among such other factors as they may deem relevant, the Corporation’s performance, Shareholder returns and the value of similar incentive awards to CEOs at comparable companies.

 Option-based Awards

In 2008, the Compensation Committee reviewed stock option grant practices, including exercise price valuations and volatility measures. Based on the Black-Scholes valuation model, volatility was set using three years of monthly or weekly closing prices, depending on the date of grant, from the American Stock Exchange (the "AMEX"), where the majority of the Corporation’s trading then occurred. Based on Mercer’s recommendations and generally accepted practice for fair valuation, during 2008 the volatility cap of 50% was maintained. For 2008 Option grants, the Black-Scholes valuation model for stock options was applied in determining the appropriate stock-based grant. Previous grants of stock-based awards are not taken into consideration when determining the current year's grant. With respect to exercise price, the Corporation had, for simplicity, used the closing price on the date of grant and amended the Option plan to adopt a ten day volume weighted average price as a preferred fair value approach.

In January 2009, the Option plan was further amended by (a) revising the maximum number of common shares reserved for issuance under the Option plan to 10% of the issued and outstanding common shares, independent of shares reserved for issuance under any other compensation arrangement; and (b) including a provision for the granting of an election to Option plan participants to have the Corporation settle their vested options in return for cash or shares (collectively, the “2009 Amendments”).  The 2009 Amendments were approved by Shareholders on April 28, 2009 together with all unallocated options under the Option plan until April 28, 2012. For a summary of the terms of the Option plan, see “Option Plan” below.

No Options were granted in 2009 to preserve shareholder value. The Option plan was temporarily suspended, due to extremely volatile market conditions, with the Corporation’s stock trading below the book value of its assets, making the valuation of Options difficult. The LTIP portion for 2009 consisted of RSU and PSU awards, governed by the terms of the Corporation's Share Unit Plan. See “Share-based Awards” below.

Option Plan:  The Option plan was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998, May 1, 2001, May 3, 2005, May 2, 2007, July 24, 2008 and January 29, 2009. The 2009 Amendments are described above. The Option plan provides that the Board may grant Options, subject to the terms of the Option plan, to employees, officers or directors of the Corporation and its subsidiaries and to officers or employees of affiliates (as defined in the Business Corporation Act (Alberta)) with whom the Corporation conducts business (collectively, the "Eligible Participants").  Under the terms of the Option plan:

1.

Options may be granted in such numbers and with such vesting provisions as the Board of Directors may determine;

2.

the exercise price of options shall not be less than the ten (10) day volume weighted average trading price of the Common Shares traded through the facilities of the NASDAQ (or an equivalent United States based Stock Exchange) or the TSX trading on the last trading day preceding the grant date, as expressed in both U.S. dollars and Canadian dollar equivalents at such date;

3.

the maximum term for options is ten years;

4.

the options are not transferable or assignable other than in the event of the death of the optionee;

5.

the aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

6.

vesting of options may be accelerated at the discretion of the Board of Directors; in the event that an optionholder ceases to be an Eligible Participant such options shall cease and terminate on the sixtieth day following the date that such optionholder ceased to be an Eligible Participant, unless otherwise determined by the Board with respect to any particular optionee (and unless the termination was for cause, in which case the Board of Directors may determine that such options shall terminate immediately), and in the event of the death of a holder of options, such options shall be exercisable until the earlier of six months following the death of the holder and the expiry of such options, and in the event of a sale of the Corporation or all or substantially all of its assets or the liquidation or dissolution or merger, amalgamation, consolidation or absorption with or into any other corporation or if any person, firm corporation of related or affiliated persons, firms, corporations make a general offer to any or all of the Shareholders of the Corporation to acquire more than 50% of all of the outstanding Common Shares of the Corporation then the Board of Directors may provide for early exercise or termination or other adjustments of the options;

7.

the aggregate number of Common Shares that may be reserved for issuance under the Option Plan must not exceed 10% of the number of Common Shares, on a non-diluted basis, outstanding at that time;

8.

at the time of exercise, Eligible Participants may elect that the Corporation purchase each of their vested options for a price (the "Purchase Price") equal to the difference between the 10-day weighted average closing price of the Common Shares at the time of exercise and the exercise price for each option being purchased, which Purchase Price may be paid, in the Corporation’s sole discretion, in Common Shares or the cash equivalent; and

9.

the Board has the right to amend or discontinue the terms and conditions of the Option plan subject to the prior consent of any applicable regulatory bodies, including the TSX.  Under the Option plan, the Board has the ability to make amendments to the Option plan or a specific option grant without further approval of Shareholders to the extent that such amendments cure an ambiguity, error or omission; are necessary to comply with applicable laws or requirements; are in respect of administrative or eligibility matters; change the terms of the Options including a change in pricing (other than to insiders) and vesting provisions; change termination provisions (so long as the change does not entail an extension beyond the original expiry date); or are amendments of a housekeeping nature.

Share-based Awards

In January 2009, the Corporation established what it considers a medium-term incentive program ("MTI"), consisting of PSU awards, valued at a target percentage of total compensation within market ranges for similar positions, earned through a first year corporate performance measure and time vested over a period of three years from the date of grant. The MTI was implemented for 2009 and has been created to focus and reward senior executives for multi-year goals and objectives within a one to three year time horizon.  These objectives are not always well served by annual cash flow and earnings measures and are expected to produce results faster than long-term objectives (three to seven year time horizons).

The total number of PSUs granted are established one year following the declaration of the target unit award amount by multiplying the target unit award amount by a performance multiplier. The first PSU target units were awarded on February 17, 2009.  The 2009 performance measure, approved by the Board on January 29, 2009, consists of Return On Net Asset (“RONA”) targets, based on historical analysis of the Corporation’s RONA performance. For 2009, the following MTI payout ranges were established:

➢

Less than

5%

- no payout

➢

Threshold

5%

-.25 times targeted payout

➢

Target

10.5%

- 1 times targeted payout

➢

Cap

30%

- 2 times targeted payout

On January 28, 2010, the Board approved the 2009 performance multiplier of 34%, based on the financial results of the 2009 RONA performance. Accordingly, PSUs earned for 2009 will be granted on February 17, 2010, by multiplying the target unit awards set on February 17, 2009 by the 2009 performance multiplier.

To replace the Options typically awarded as part of the LTIP program, the Corporation granted PSUs for 2009. The PSUs and RSUs were granted pursuant to the terms of the Share Unit Plan. See “Share Unit Plan” below. For 2009 RSU and PSU awards to each NEO, see “Summary Compensation Table”.

Share Unit Plan:  RSUs and PSUs entitle the holder thereof to receive, upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature RSUs or PSUs then held; or (ii) a payment from the Corporation equal to the closing price per Common Share of a stock exchange on which the Common Shares are then listed for trading for each mature RSU or PSU then held.  Pursuant to the Share Unit Plan, the number of RSUs and PSUs that may be issued in any given year is subject to certain restrictions.  The number of RSUs and PSUs granted is to be determined at the discretion of the Board of Directors at the time of the granting of the RSUs and PSUs, as is the term and vesting policies.  There may not be issued any RSUs or PSUs exceeding 10% of the outstanding issue from time to time and no one eligible RSU or PSU recipient can receive RSUs and/or PSUs entitling the eligible recipient to acquire more than 5% of the total Common Shares by way of the granting of RSUs and/or PSUs.  There may not be issued to any one insider and such insider's associates, within a one-year period, a number of RSUs and/or PSUs of the Corporation exceeding 5% of the issued and outstanding Common Shares.

To date, the Corporation has funded all RSU exercises with Common Shares purchased in the open market.  There have been no PSU exercises to date.  It is the Corporation's intention to fund future RSU and PSU exercises either through open-market purchases of Common Shares or in cash.

Performance Graph

The following graph compares the yearly change in the Corporation's cumulative total Shareholder return on its Common Shares as listed on the TSX based on an initial fixed investment of $100 with the cumulative return on S&P/TSX Composite Total Return Index (“S&P/TSX Composite”) and the S&P/TSX Oil and Gas Equipment and Services sub-index (“S&P/TSX O&G E&S”).

	Dec. 31/04	Dec. 31/05	Dec. 31/06	Dec. 31/07	Dec. 31/08	Dec. 31/09
CE Franklin	100	328.6	239.8	132.9	64.3	144.1
S&P/TSX Composite	100	124.1	145.5	159.9	107.1	144.6
S&P/TSX O&G E&S	100	159.7	133.5	139.0	84.4	116.5

The total compensation received by the NEOs over the periods reflected in the above Performance Graph, has generally tracked fluctuations in CE Franklin’s Shareholder return over such periods, as share-based awards form a significant portion of executive compensation. In this manner, as the Corporation’s share price increases or decreases, the value of share-based compensation awards fluctuate similarly. Additionally, the performance metrics used to determine STIP and PSU awards are aligned with CE Franklin’s business performance which, over time, are expected to have an impact on the value of the Corporation’s Common Shares.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation information for the NEOs for services rendered to the Corporation for the three years ended December 31, 2009.

Name and Principal Position	Year	Salary(1) ($)	PSU Awards(2) ($)	RSU Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compen-sation/ Annual Incentive Plans(5) ($)	All Other Compen-sation(6) ($)	Total Compen-sation ($)
Michael S. West President and CEO	2009 2008 2007	405,000 390,000 420,000	102,000 --- ---	300,000 --- 300,000	--- 600,000 300,000	140,000 546,000 ---	10,496 10,000 9,600	957,496 1,546,000 1,029,600
W. Mark Schweitzer Vice-President, and CFO	2009 2008 2007(7)	290,000 290,000 115,385	68,000 --- ---	200,000 --- 89,975	--- 225,000 560,700	75,000 203,000 ---	14,481 10,000 5,942	647,481 728,000 772,002
Merv Day Sr. Vice-President Business Development	2009 2008(8)	217,000 63,510	25,500 ---	75,000 ---	--- ---	49,000 39,375	8,221 Nil	374,721 102,885
James E. Baumgartner Vice-President Commercial Strategies	2009 2008 2007	203,000 200,000 210,000	17,850	52,500 --- 50,000	--- 100,000 50,000	48,000 140,000 ---	10,137 10,002 10,471	331,487 450,002 320,471
Timothy M. Ritchie, Vice-President, Sales	2009(9) 2008 2007	189,000 165,000 175,000	25,500	75,000 --- 50,000	--- 90,000 50,000	43,000 115,500 ---	11,353 9,902 9,981	343,853 380,402 284,981

Notes:

(1)   The 2009 salary reflects the impact of (a) the early 2009 re-instatement of salaries to levels prior to the 2008 roll back and (b) the furlough program (See “Base Salaries”).

(2)   The 2009 target PSU awards were set on February 17, 2009 at fair value of $5.54 per unit and subsequently multiplied by a performance multiplier of 34%, based on actual 2009 RONA performance, to calculate the value of PSU awards earned for 2009
       (See “Share-based Awards”).

(3)   The 2009 RSU awards were granted on February 17, 2009 at fair value of $5.54 per unit.

(4)   The option awards recorded for 2008 in this table were granted on December 11, 2007 and made to reward 2008 compensation.

(5)   Annual incentive bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(6)   Contributions to a group RRSP (See "Retirement Benefits").

(7)   Mr. Schweitzer joined the Corporation on August 13, 2007 as Vice President and Chief Financial Officer.

(8)   Mr. Day was appointed Senior Vice-President, Business Development effective September 15, 2008.

(9)   Mr. Ritchie was appointed Vice-President, Sales in November 2008, and previously held the position of Vice-President, IT Projects.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards				Share-based Awards (RSUs and PSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Michael S. West	17,472 41,991 189,956	4.60 10.90 6.50	01/11/2015 01/31/2017 12/11/2014	149,357	RSU: 63,923 PSU: 18,412	581,285
W. Mark Schweitzer	52,428 58,255 71,232	10.30 10.30 6.50	08/13/2017 08/13/2017 12/11/2014	39,890	RSU: 39,010 PSU: 12,274	362,065
Merv Day	Nil	N/A	N/A	Nil	RSU: 13,538 PSU: 4,603	128,075
James E. Baumgartner	27,609 28,139 38,022 26,203 6,996 31,656	3.50 3.49 2.70 4.60 10.90 6.50	01/01/2012 12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	446,707	RSU: 11,105 PSU: 3,222	101,148
Timothy M. Ritchie	28,139 41,824 28,823 6,996 28,492	3.49 2.70 4.60 10.90 6.50	12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	369,669	RSU: 15,166 PSU: 4,603	139,569

Note:

(1)  The value of unexercised In-the-Money Options at December 31, 2009 was calculated by determining the difference between the closing price of the Common Shares on the TSX on December 31, 2009, which was $7.06 and the exercise price of such options.

(2)  Consists of RSU and PSU Share-based awards. The value of the RSUs and PSUs was determined using the closing price of the Common Shares on the TSX on December 31, 2009 which was $7.06.

Incentive Plan Awards - Value Vested or Earned During 2009

Name	Option-based Awards – Value Vested During 2009(1) ($)	Share-based Awards -(RSUs and PSUs) Value Vested During 2009 (2)($)	Non-equity Incentive Plan Compensation Payout during the Year (3) ($)
Michael S. West	Nil	220,894	140,000
W. Mark Schweitzer	Nil	9,891	75,000
Merv Day	N/A	--	49,000
James E. Baumgartner	Nil	94,453	48,000
Timothy M. Ritchie	Nil	19,752	43,000

Notes:

(1)   The value vested during 2009 for Option-based Awards represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date.

(2)   No PSUs have vested during 2009. The value vested during 2009 for RSUs represents the aggregate dollar value realized on the vesting date.

(3)   Paid in February 2010 for annual STIP bonus earned in 2009.

RETIREMENT BENEFITS

The Corporation has a group registered retirement savings plan ("RRSP") which matches executives’ personal contributions up to 5% of their salary or 6% for employees with greater than 10 years service. The Corporation’s contributions are owned by the employee with no vesting conditions.  The Corporation’s contributions are stopped for one year in the event of employee withdraws from the group RRSP.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

The Corporation has entered into employment contracts with the President and CEO and the Vice President and CFO that provide for payment of 24 months, salary, benefits and bonus if employment is terminated by the Corporation for any reason, other than cause, or in the event of a change of control. Other NEO’s have employment agreements subject to Alberta labour standards and generally accepted employment practices and no other termination or change of control provisions.

Incremental payments, assuming that such triggering event took place on December 31, 2009, are estimated to be:

Incremental Payments	President and CEO(1)	Vice-President and CFO
Salary	$840,000	$600,000
Loss of Benefit	126,000	90,000
Bonus	457,333(2)	185,333(3)
Unvested Options	149,357	39,890
Unvested RSUs and PSUs	581,285	362,065
Total Incremental Payments	$2,153,975	$1,277,288

Notes:

(1)   In case of the President and CEO’s death, his estate will be entitled to receive the incremental amount shown under the bonus column below.

(2)   Bonus based on two times average of the annual bonus over preceding three years.

(3)   Bonus based at target payout.

DIRECTOR COMPENSATION

Each independent director of the Corporation who is not an officer or employee of the Corporation or of Smith, the Corporation’s majority shareholder, receives annual Board and Committee retainers, prorated for partial services, and meeting fees. The independent directors are also compensated through the granting of Deferred Share Units (“DSUs”) pursuant to the Corporation’s DSU plan. Additionally, the Corporation reimburses directors for out-of-pocket travel expenses.

The objectives of the Corporation’s compensation program for independent Board members are to attract and retain highly qualified Board members through providing market competitive compensation which appropriately recognizes the strategic contribution, risks and liabilities faced by Board members and aligns the interests of Board members and Shareholders. The Board, through the Compensation Committee, annually reviews independent director compensation and makes appropriate recommendations for approval to the Board.

In March 2009, Mercer was engaged by the Compensation Committee to review the Corporation’s director compensation levels relative to publicly disclosed compensation levels of Canadian and US traded organizations.  Director compensation levels were benchmarked against Canadian and US peer groups. The Canadian peer group was comprised of the same 17 publically traded organizations as the 2009 executive compensation peer group. See “Executive Compensation – Compensation Discussion and Analysis” on page 8. In addition, a US peer group, consisting of 11 comparably-sized publicly traded US organizations from the oil & gas equipment and service industry included:

Matrix Service Company

Ion Geophysical Corp.

Allis-Chalmers Energy Inc.

Gulf Island Fabrication Inc.

PHI Inc.

Englobal Corp.

GE Okinetics Inc.

Superior Well Services Inc.

Dawson Geophysical Co.

T-3 Energy Services Inc.

Trico Marine Services Inc.

Given the North American nature of the Corporation with respect to its ownership, American stock exchange listing and SEC registration, it was considered appropriate to adopt a blended Canadian and American director compensation package. The Compensation Committee used the data regarding the Canadian and American peer groups as a frame of reference and applied judgement in making the 2009 director compensation recommendations to the Board in light of the difficult economic environment, resulting in a downward adjustment to levels that had not increased since 2006. See “2009 Annual Independent Director Compensation Levels” below.

2009 Annual Independent Director Compensation Levels

Item	Annual Compensation Until April 27, 2009	Annual Compensation After April 27, 2009
Board Chair Cash Retainer	$60,000	$60,000
Board Chair DSU Grant	90,000	50,000
Board Member Retainer	30,000	30,000
Board Member DSU Grant	60,000	50,000
Audit Committee Chair Retainer	25,000	15,000
Other Committee Chair Retainer	15,000	10,000
Board and Committee Meeting Fees (per meeting attended)	1,750	1,500

On an annual basis, Board members may elect to receive all or a portion of their annual cash retainer in the form of DSUs.

DSU Plan Awards:  Effective May 2, 2006, the Corporation adopted the DSU Plan. Under the terms of the DSU plan, DSUs entitle the holder thereof to receive upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature DSUs then held; or (ii) a payment from the Corporation equal to the weighted average trading price of the Common Shares on the TSX for that date and the nine trading days immediately preceding that date. DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board.

There have been no DSUs exercised to date.  It is the Corporation's intention to resource future DSU exercises either through open-market purchases of Common Shares or in cash.

Share Ownership Guidelines for Independent Directors: In March of 2006, the Board approved share ownership guidelines for independent directors.  These guidelines provide that independent directors be required to hold a multiple of four times their annual retainer measured on the basis of investment cost, with such holdings to be accumulated over five years of becoming a director. All of the current independent directors meet these requirements.

Meeting Attendance

The average Board and committee meeting attendance rate in 2009 was 97% and 100%, respectively.

The attendance record for each director for all Board and committee meetings held for the financial year ended December 31, 2009 is set out below. In addition, directors have a standing invitation to attend those committee meetings on which they do not serve as a member. Such attendance is not reflected in the following attendance record.

	Board of Directors(1)		Committees of the Board(1)
Name of Director	Board	Strategy	Audit	Compensation	Corporate Governance and Nominating	Quality, Health, Safety, and Environment
David A. Dyck	5 of 5	1 of 1	4 of 4	5 of 5	N/A	N/A
Michael J.C. Hogan	5 of 5	1 of 1	N/A	N/A	3 of 3	2 of 2
John J. Kennedy	4 of 5	1 of 1	N/A	5 of 5	N/A	2 of 2
Robert McClinton(2)	5 of 5	1 of 1	4 of 4	N/A	3 of 3	2 of 2
Donald McKenzie	5 of 5	1 of 1	N/A	N/A	3 of 3	2 of 2
Victor J. Stobbe	5 of 5	1 of 1	4 of 4	5 of 5	N/A	N/A
Michael S. West	5 of 5	1 of 1	N/A	N/A	N/A	N/A
Attendance Rate	97%	100%	100%	100%	100%	100%

Notes:

(1)   At each meeting of the Board of Directors and the committees, in-camera sessions without management are held.

(2)   As independent Chairman of the Board, Mr. McClinton has been appointed as ex-officio voting member on those committees he does not serve as a member.

2009 Independent Directors Summary Compensation Table

Name	Fees Earned ($)	Share (DSU) Awards ($)	Total ($)
David A. Dyck	64,250	50,000	114,250
Michael J.C. Hogan	57,500	50,000	107,500
Robert McClinton (1)	92,750	50,000	142,750
Victor J. Stobbe	69,250	50,000	119,250
Total	283,750	200,000	483,750

Note:

(1)   Mr. McClinton serves as independent Chairman of the Board. Amounts include fees paid for committee meetings attended as ex-officio voting member.

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)
David A. Dyck	20,000	4.60	11/01/2015	49,200
Victor J. Stobbe	6,667	4.60	11/01/2015	16,401

Note:

(1)   The value of unexercised In-the-Money Options at December 31, 2009 was calculated by determining the difference between the market value of the option at the end of the financial year and the exercise price of such option. The closing price of the Corporation’s Common Shares on the TSX on December 31, 2009 was $7.06.

Incentive Plan Awards - Value Vested or Earned During 2009

Name	Option-based Awards – Value Vested During 2009(1) ($)	Share-based Awards (DSUs) – Value Vested During 2009 ($)
David A. Dyck	Nil	50,000
Michael J.C. Hogan	N/A	50,000
Robert McClinton	N/A	50,000
Victor J. Stobbe	Nil	50,000

Note:

(1)   Outstanding Options were fully vested.

Director Share Ownership Summary – Investment at Risk

The following table summarizes the share-ownership of the independent directors as at December 31, 2009, including investment at risk statistics for the independent directors.

Name	Common Shares Held (1) (#)	DSU’s Held (2) (#)	Market Value of Common Shares and DSUs Held (3) ($)	Value of Unexercised In-the-Money Options(4) ($)	Total Value At-Risk(5) ($)	Value At-Risk as a Multiple of Annual Retainer(6)
David A. Dyck	Nil	23,330	164,710	49,200	213,910	7.1x
Michael J.C. Hogan	Nil	25,292	178,562	Nil	178,562	6.0x
Robert McClinton	Nil	26,246	185,297	Nil	185,297	6.2x
Victor J. Stobbe	13,300	25,728	275,538	16,401	291,939	9.7x

Notes:

(1)   Number of Common Shares beneficially owned or controlled.

(2)   DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board.

(3)   The market value of Common Shares and DSUs held represents the number of Common Shares and DSUs held multiplied by the closing price of $7.06 for the Common shares on the TSX as at December 31, 2009.

(4)   See Table entitled “Outstanding Share-based Awards and Option-based Awards” above.

(5)   Total value at risk represents the sum of the market value of Common Shares and DSUs held plus the value of “Unexercised In-the-Money Options.

(6)   “Value At-Risk as a Multiple of Annual Retainer” is the “Total Value at-Risk” for the directors divided by the 2009 annual retainer for the director.

Directors' and Officers' Liability Insurance

The Corporation maintains a policy of directors' and officers' liability insurance, the premium for which in 2009 was $185,068 which amount is paid by the Corporation.  The policy has a limit of $25,000,000 and has a $500,000 deductible for the Corporation in Canada and a U.S. $500,000 deductible in the U.S. with respect to judgements, settlements and defence costs for indemnifiable losses.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2009, the following table sets forth information with respect to the Corporation’s compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Shareholders	1,195,311	$5.95	562,814
Equity compensation plans not approved Shareholders(1)	373,433	N/A(1)	-
Total	1,568,744	$5.95	562,814

Note:

(1)   The RSUs, DSUs and PSUs have not been approved by security holders and do not have an exercise price attached.  For a description of the material terms of the Share Unit Plans, see “Executive Compensation”. It is the Corporation’s intention, upon exercise of outstanding options, to settle option obligations by payment of cash.

As of February 11, 2010, there are 1,193,337 options outstanding, representing approximately 6.8% of the issued and outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No directors or senior officers nor any of their associates or affiliates were indebted to the Corporation during 2009.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

John J. Kennedy and Donald McKenzie are directors of the Corporation.  Mr. Kennedy is President and Chief Executive Officer and a director of Wilson, a wholly owned subsidiary of Smith (which holds 9,729,582 Common Shares representing approximately 55% of the issued and outstanding CE Franklin Shares) and Mr. McKenzie is Advisor to the CEO, President and COO of Smith.  During 2009, the Corporation purchased inventory in the ordinary course of business, and at market rates, from affiliates of Smith.

CORPORATE GOVERNANCE

The following describes the Corporation’s governance practices with reference to National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 (“Disclosure of Corporate Governance Practices”).

CE Franklin's Board has ultimate responsibility for the way in which the Corporation is managed, including overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of the business. Pursuant to the Board’s Terms of Reference, a copy of which is attached hereto as Schedule A, the Board's fundamental objectives are to:

•

enhance and preserve long-term shareholder value;

•

ensure the Corporation meets its obligations on an ongoing basis; and

•

ensure the Corporation operates in a reliable and safe manner.

The Board is responsible for the development of a strategic plan, identifying and controlling the principal risks of the Corporation, succession planning, developing communications policies, and internal control and management systems. The Board discharges its responsibilities directly and through committees.

To assist the Board in fulfilling its responsibilities for strategy and direction, annual strategy sessions are held and updates on the strategy and existing business opportunities are provided by management at regularly scheduled meetings throughout the year. Annual strategy sessions include reviews of the competitive environment, industry trends and other developments that affect CE Franklin’s business. In addition, at regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Corporation's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget and prior year’s results is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis, which facilitates open and candid discussions among independent directors.  The independent members of the Board meet independently of management at each meeting of the Board. The Board met five times during 2009, excluding the 2009 strategy session.

See "Meeting Attendance" on page 18, for the attendance record of each director for all Board, Strategy and committee meetings held for the financial year ended December 31, 2009.

Board Structure and Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Corporation's size and complexity. Under NP 58-201, a director is independent if he or she has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual who is, or has recently been an employee or executive officer of the Corporation, and an individual whose immediate family members is, or has recently been, an executive officer of the Corporation.  Under this definition, at the present time, the Board has four independent directors as defined under NP 58-201: David A. Dyck, Michael J.C. Hogan, Robert McClinton and Victor J. Stobbe, being a majority of the Board.  Messrs. Dyck and Stobbe will not be standing for re-election at the Meeting. Mr. Stobbe is retiring and Mr. Dyck has recently taken on a new role as President and CEO of Ivanhoe Energy Canada, a Canadian-based, international, heavy oil development and production company. As a consequence, the Corporate Governance and Nominating Committee commenced a search for appropriate candidates to fill the vacancies as a result of these retiring directors. The Corporation has put forward one candidate, Mr. Keith S. Turnbull for appointment to the Board at the Meeting.  Mr. Turnbull is a chartered accountant and has extensive experience in all aspects of public company accounting and finance matters. His experience includes being the Office Managing Partner at KPMG’s Calgary office, where he was responsible for the strategic direction and growth of the Calgary practice, as well as KPMG’s audit, tax and advisory business in Calgary. The Board is continuing with the search process and may appoint a seventh member to the Board subsequent to this Meeting, as permitted by the Corporation’s Articles. Messrs. Michael S. West, John J. Kennedy and Donald McKenzie are executive officers of the Corporation or Smith and are thus not independent as defined under NP 58-201. On April 24, 2008, Robert McClinton was appointed as independent Board Chair, separating the role of the chair and the CEO. A position description has been established for the independent Board Chair, as part of his job profile.

To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Corporation. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Corporation is controlled by Smith, which, as of February 11, 2010, owned approximately 55% of the outstanding Common Shares of the Corporation and approximately 45% of the outstanding Common Shares are held by shareholders other than the Corporation's significant shareholder and its affiliates.  The two independent directors and the nominee director do not have any interests in or relationships with the significant shareholder or its affiliates.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Quality, Health, Safety and Environment Committee. The Corporation does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis. The Board has developed written position descriptions for the chair of each board committee and also delineates its roles and responsibilities through the mandate of each committee.  There is an in-camera session independent of management at all Board and Committee meetings. The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors: Victor J. Stobbe (Chair), David A. Dyck and Robert McClinton. It is proposed for Keith S. Turnbull, once elected as a director, to replace Mr. Stobbe on the Audit Committee. The Audit Committee is responsible for, among other matters, reviewing the Corporation's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Corporation's external auditors and meets with them on a regular basis without management of the Corporation present.  The Audit Committee met four times during 2009. The Audit Committee Charter and other information about the Audit Committee’s operations are contained in the Corporation’s Annual Information Form on Form 20-F for the year ended December 31, 2009 and can be accessed on SEDAR at www.sedar.com.

Compensation Committee

See “Compensation Committee” under “Executive Compensation” on page 7 for a brief description of the mandate and composition of the Compensation Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors, being Michael J.C. Hogan (Chair) and Robert McClinton; and Donald McKenzie who is a representative of Smith.  The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; reviewing the performance and effectiveness of the Board, its committees, and each member of the Board, reviewing the performance of the CEO, and management succession plans. The Corporate Governance and Nominating Committee assesses the suitability of potential Board candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  A skills matrix, assessing the qualities, skills and experience of the current Board has been developed for purposes of identifying desirable skills for potential Board candidates, to provide the greatest opportunity to strengthen the Board.

The Corporation provides education for new directors and provides such orientation and information as individual directors may request on an ongoing basis. Orientation materials relating to CE Franklin’s business and affairs are provided to new directors regarding (i) the role of the Board, its committees and its directors and (ii) the nature and operation of the business carried on by the Corporation. All directors are members of the Institute of Corporate Directors (Canada) and receive regular updates on current governance issues and trends. The Corporate Governance and Nominating Committee met three times during 2009.

Quality, Health, Safety and Environment Committee

The Quality, Health, Safety and Environment Committee is comprised of one independent director, being Michael J.C. Hogan, and two representatives of Smith: John J. Kennedy (Chair) and Donald McKenzie. In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Quality, Health, Safety and Environment Committee is responsible for, among other matters, monitoring the management of the Corporation's environmental, health and safety risks, liabilities, policies, practices and procedures. The Quality, Health, Safety and Environment Committee met twice during 2009.

Performance Assessments

The Corporation’s Corporate Governance and Nominating Committee, with the support of the Board Chair, lead an annual evaluation of the effectiveness and performance of the Board, all Board committees and individual directors. Annual board and committee effectiveness surveys as well as confidential individual director and Board Chair self-evaluation questionnaires that encourage candid and constructive commentary have been developed. The Board Chair conducts an interview with each director. The Chair of the Board is interviewed and assessed by the Chair of the Corporate Governance and Nominating Committee. Areas of improvement, identified as a result of the performance evaluation process, are then reviewed by the Board and addressed.

Code of Business Conduct

All of CE Franklin’s directors, officers and employees are required to comply with its Code of Business Conduct (the "Code") to help ensure that the Corporation’s business is conducted in accordance with the highest standards of ethical behaviour. The Code covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, financial disclosure, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to CE Franklin’s business.  Employees may report any violations or suspected violations of the Code by using CE Franklin’s hotline.  The Code includes an anti-retaliation statement.  The full text of the Code is published on the Corporation’s website at www.cefranklin.com.  No waiver of a provision of the Code has been granted to any senior officer or director since its adoption.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Corporation, significant risks and opportunities available to the Corporation. The Board has developed a written position description for the President and CEO, as part of his job profile.

Shareholder Feedback

The Corporation has one employee, Cheryl Bourget, Executive Assistant, with designated responsibility for investor relations. Every Shareholder enquiry receives a prompt response and significant Shareholder concerns are reported to management and, where appropriate, the Board.

Shareholders (or other stakeholders) who would like to communicate directly with the Board should direct their communication to the Chairman of the Board, c/o CE Franklin, at the address below.

ADDITIONAL INFORMATION

Additional information relating to CE Franklin, including the Corporation’s audited comparative financial statements for the year ended December 31, 2009 together with the Auditors’ Report thereon and management’s discussion and analysis, interim financial statements, annual information form on Form 20-F and this Information Circular are available upon request without charge from the Corporation at: 1900, 300-5th Avenue S.W., Calgary, Alberta, T2P 3C4 or requests may be made by e-mail to investor@cefranklin.com.

This information may also be electronically accessed on SEDAR at www.sedar.com, or the Corporation’s website at www.cefranklin.com.

SCHEDULE A

CE FRANKLIN LTD. (the "Corporation")

BOARD OF DIRECTORS (the "Board")

TERMS OF REFERENCE

A.

OBJECTIVES

The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management which is responsible for the day-to-day conduct of the business.  The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should consider the legitimate interests its stakeholders such as employees, customers and communities may have in the Corporation.  In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Corporation (the "CEO"), shall set the standards of conduct for the enterprise.

B.

CONSTITUTION

1.

Chairman of the Board

The directors shall appoint a chairman (the "Chairman") from amongst their number.  If the Chairman of the Board is not present at any meeting of the Board, the Chairman of the meeting shall be chosen by the Board from among the directors present.  The Chairman presiding at any meeting of the Board shall have a casting vote in case of deadlock.  The Board shall also appoint a Secretary who need not be a director of the Corporation.

2.

Size of Board

The Board should have such number of independent members as it may determine to ensure that there are sufficient independent members for committee work.  In any event, no less than a majority of the Board shall be independent.  Subject to the foregoing, the Board should be of such a size that the Corporation's stakeholders are properly represented.

3.

Majority of Independent Directors

The Board will have a majority of directors who shall be independent as set forth in applicable securities laws, rules or guidelines or by any stock exchange on which the Corporation’s securities are listed for trading.  The Board must determine, based on all of the relevant facts and circumstances, whether each director satisfies the criteria for independence and must disclose each of these determinations. The Board may adopt and disclose categorical standards to assist it in making such determinations and may make a general disclosure if each director meets these standards.  Any determination of independence for a director who does not meet these standards, however, must be specifically explained.

4.

Board Membership Criteria

The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.  This assessment will include an individual's qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

Directors should advise the Chairman of the Board and the chair of the Corporate Governance and Nominating Committee in advance of accepting an invitation to serve on another public corporation board.

Exceptional candidates who do not meet all of these criteria may still be considered.

5.

New Directors

The Corporate Governance and Nominating Committee shall, as one of its responsibilities, recommend director candidates to the full Board.  Nominees for directorship will be selected by the Corporate Governance and Nominating Committee in accordance with the policies and principles in its terms of reference.  The Corporate Governance and Nominating Committee will maintain an orientation program for new directors.

6.

Retirement

(a)

Term Limits.  The Board does not favour term limits for directors, but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance and Nominating Committee shall review each director's continuation on the Board every three years.  This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

(b)

Resignation Policy  -  Retirement.    In order to provide access to new qualified directors, directors shall offer to resign from the Board upon reaching 70 years of age.  The Corporate Governance and Nominating Committee shall consider the resignation and accept it when appropriate in light of overall Board composition and effectiveness.

(c)

Resignation Policy - Non-independent Directors.  Non-independent directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation.

(d)

Directors Changing Their Present Job Responsibilities.  The Board expects directors to offer to resign from the Board upon a change in their business position including, without limitation, retirement from the position on which their original nomination was based.  It is not the sense of the Board that in every instance the directors who retire or change from the position they held when they came on the Board should necessarily leave the Board.  There should, however, be an opportunity for the Board through the Corporate Governance and Nominating Committee to review the continued appropriateness of Board membership under the circumstances.

C.

MEETINGS AND MINUTES

1.

The time and place of meetings of the Board and the procedures at such meetings shall be determined from time to time by the directors provided that:

(a)

a quorum for meetings shall be four directors, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

(b)

the Chairman and Chief Executive Officer should establish the agenda for Board meetings, however, each Board member is free to suggest the inclusion of items on the agenda and is free to raise at any Board meeting subjects that are not on the agenda for that meeting;

(c)

the Board will meet at least annually in executive session without the management directors and any members of the Corporation’s management, whether or not they are directors, who may otherwise be present;

(d)

there may be, but does not need to be, a single presiding director at all executive sessions; however, the directors meeting in executive session shall have and disclose a procedure by which a presiding director shall be selected for each executive session (if, however, one director is chosen to preside at all executive sessions, his or her name shall be disclosed in the annual proxy statement and such statement shall also disclose how interested persons may communicate with any such person or the directors who meet in executive session as a group);

(e)

notice of the time and place of every meeting shall be given in writing or facsimile communication to each director at least 48 hours prior to the time fixed for such meeting provided, however, that a director may in any manner waive a notice of a meeting and attendance of a director at a meeting is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

(f)

written materials, which shall in all events include recent financial information, for use at Board meetings shall be distributed in writing or facsimile communication to each director sufficiently in advance of the time fixed for such meeting to permit meaningful review;

(g)

the Board shall at all times have the right to determine who shall and shall not be present, including the attendance of key executive officers, at any part of the meetings of the Board; and

(h)

the Board shall hold a minimum of four meetings per year and shall meet at least quarterly.

2.

All deliberations, recommendations and decisions of the Board shall be recorded by the Secretary in the minutes of the meetings of the Board, such minutes to be circulated to the directors prior to the next Board meeting.

D.

PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself.  The Board retains the responsibility for:

1.

managing its own affairs, including nominating candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.

engaging any necessary internal and/or external advisors.

E.

DUTIES AND RESPONSIBILITIES

1.

Legal Requirements

(a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

(b)

The Board has the statutory responsibility to:

(i)

exercise the powers of the Corporation directly or indirectly through the employees and agents of the Corporation;

(ii)

direct the management of the business and affairs of the Corporation; and

(iii)

act in accordance with its obligations contained in:

(A)

the Business Corporations Act (Alberta) (the "ABCA"), as may be amended from time to time, and the regulations thereto;

(B)

the Corporation's articles and by-laws;

(C)

applicable Canadian and U.S. securities legislation;

(D)

the rules and policies of the Toronto Stock Exchange and the NASDAQ Stock Market LLC; and

(E)

other relevant legislation and regulations.

(c)

The directors in exercising their powers and discharging their duties must:

(i)

exercise their business judgment and act honestly and in good faith with a view to the best interests of the Corporation; and

(ii)

exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

(d)

In discharging the obligations set forth in Section E.1(c) above, directors should be entitled to rely on the honesty and integrity of the Corporation’s officers, employees, outside advisors and independent auditors.

(e)

The directors are expected to:

(i)

attend board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities; and

(ii)

review meeting materials prior to Board meetings and meetings of the committees and, when possible, should communicate in advance of meetings any questions or concerns that they wish to discuss so that management will be prepared to address the same.

Each director’s attendance at, and preparation for, Board meetings and meetings of the committees on which they serve, shall be considered by the Corporate Governance and Nominating Committee when recommending director nominees.

(f)

The Board has the statutory responsibility for considering the following matters as a full Board which, pursuant to the ABCA, may not be delegated to management or to a committee of the Board:

(i)

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)

the filling of a vacancy among the directors or in the office of auditor;

(iii)

the issuance of securities generally (provided that the issuance of securities in a manner and on terms authorized by the Board may be delegated);

(iv)

the declaration of dividends;

(v)

the purchase, redemption or any other form of acquisition of shares issued by the Corporation (provided that the purchase, redemption or other form of acquisition of shares issued by the Corporation in a manner and on terms authorized by the Board may be delegated);

(vi)

the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person or procuring or agreeing to procure purchases for any such shares;

(vii)

the approval of management proxy circulars;

(viii)

the approval of annual financial statements of the Corporation; and

(ix)

the adoption, amendment or repeal of by-laws of the Corporation.

(g)

The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

(i)

Audit;

(ii)

Compensation;

(iii)

Corporate Governance and Nominating; and

(iv)

Quality, Health, Safety and Environment;

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

2.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving a statement of the mission of the business of the Corporation and the strategy by which it proposes to achieve these goals.

3.

Managing Risk

The Board and its committees have the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

4.

Appointing, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

(a)

to appoint the CEO upon recommendations of the Corporate Governance and Nominating Committee, to monitor and assess CEO performance, to determine CEO compensation and to provide annually advice and counsel in the execution of the CEO's duties;

(b)

to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO and the Compensation Committee; and

(c)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

5.

Policies, Procedures and Compliance

The Board and its committees have the responsibility:

(a)

to ensure that the Corporation operates at all times within applicable laws and regulations and ethical and moral standards;

(b)

to approve the Corporation's code of ethics and monitor compliance with such code of ethics;

(c)

to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(d)

to ensure the Corporation sets environmental standards in its operations and is in compliance with environmental laws and legislation; and

(e)

to ensure the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

6.

Reporting and Communication

The Board and its committees have the responsibility:

(a)

to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)

to ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)

to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(d)

to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e)

to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

7.

Monitoring and Acting

The Board and its committees have the responsibility:

(a)

to monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)

to take action when performance falls short of goals and objectives or when other special circumstances warrant; and

(c)

to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

8.

Conflicts of Interest

Directors shall avoid any action, position or interest that conflicts with an interest of the Corporation, or gives the appearance of a conflict.  The Corporation annually solicits information from directors in order to monitor potential conflicts of interest and directors are expected to be mindful of their fiduciary obligations to the Corporation.

9.

Share Ownership by Directors

Each independent director shall own such number of shares of the Corporation as required by the Corporation's share ownership guidelines.

10.

Director Compensation

The form and amount of director compensation will be determined by the Compensation Committee in accordance with the policies and principles set forth in its terms of reference.  The Board is aware that questions as to directors' independence may be raised when directors' fees and emoluments exceed what is customary.  Similar concerns may be raised when the Corporation makes substantial charitable contributions to organizations in which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director.  The Board will critically evaluate each of these matters when determining the form and amount of director compensation.

11.

Continuing Director Education

The Corporate Governance and Nominating Committee will maintain orientation programs for new directors and continuing education programs for all directors.

12.

Assessing Board Performance

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.  The Corporate Governance and Nominating Committee will receive comments from all directors as to the Board's performance and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year.

13.

Access to Officers and Employees

Board members have complete and open access to the Corporation's Chief Executive Officer, Chief Financial Officer and Leadership Team.  Board members who wish to have access to other members of management should coordinate such access through one of the foregoing.

14.

Interaction with Third Parties

The Board believes that management should speak for the Corporation and that the Chairman should speak for the Board.

15.

Shareholder Feedback

Any shareholder (or stakeholder) may contact the Board by e-mail or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation’s accounting, internal accounting controls or auditing matters will be referred to the Audit Committee.  Other matters will be referred to the Chairman.

16.

Board Authority

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation in advance.  Information learned during the course of service on the Board is to be held confidential and used solely in furtherance of the Corporation's business.

17.

Confidentiality

The Board believes maintaining confidentiality of information and deliberations is an imperative.

F.

COMMITTEE ISSUES

1.

Board Committees

The Board will have at all times an Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Quality, Health, Safety and Environment Committee ..  The Quality, Health, Safety and Environment Committee shall have at least one independent director .  Each of the Compensation Committee and Corporate Governance and Nominating Committee shall consist of a majority of independent directors.  The Audit Committee shall consist solely of independent directors.  Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual directors. The Chair shall be an ex-officio voting member on all committees established by the Board unless he serves as a committee chair or a committee member.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs should be based on the director’s knowledge, interests and areas of expertise.  The Board does not favor mandatory rotation of committee assignments or chairs.  The Board believes experience and continuity are more important than rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board and in all cases should be rotated only if rotation is likely to increase committee performance.

3.

Committee Terms of Reference

Each committee shall have its own terms of reference.  The terms of reference will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board.  The terms of reference will also provide that each committee will annually evaluate its own performance.

4.

Frequency and Length of Committee Meetings

The chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s terms of reference.

Approved and adopted by the Board. Last reviewed and amended on December 15, 2009.